March 8, 2011

VIA EDGAR
Mr. Justin Dobbie
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:	SCG Financial Acquisition Corp.
Registration Statement on Form S-l
Filed February 4, 2011
File No. 333-172085

Dear Mr. Justin Dobbie:

SCG Financial Acquisition Corp. (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 3, 2011 regarding our Registration Statement on Form S-1 (the “Registration Statement”) previously filed on February 4, 2011. A marked version of Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is enclosed herewith reflecting all changes to the Registration Statement. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Registration Statement Cover Page

1.
Please revise the cover page to include all of the information that is required for Form S-1 such as your filing status as a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. Refer to Form S-1.

We have made the change (Cover page) in accordance with the Staff’s comment.

2.	Please revise footnote 1 to the “Calculation of Registration Fee” table to specify the provision of Rule 457 of the Securities Act of 1933 relied upon.

We have made the change (Cover page) in accordance with the Staff’s comment.

Summary, page 1

General, page 1

3.
Please revise the second and sixth paragraphs to add balancing language that your management team’s global network and investing and operating expertise are not a guarantee of a successful initial business combination.

The Registration Statement has been amended (pages 1 and 2) in accordance with the Staff’s comment.

4.
Please revise the sixth paragraph to disclose that your management team is not required to devote any significant amount of time to your business per month and that they are concurrently involved with other businesses.

The Registration Statement has been amended (page 2) in accordance with the Staff’s comment.

Risk Factors, page 18

5.
We note that your amended and restated certificate of incorporation includes certain provisions which limit redemptions and voting rights in certain circumstances. Please revise to include a risk factor to discuss these limitations.

We respectfully submit that the risk factor on page 24 addresses the risks associated with the provisions in the Company’s amended and restated certificate of incorporation limiting redemption and voting rights.

Cautionary Note Regarding Forward-Looking Statements, page 37

6.
Many of the statements in your submission relate to present facts or conditions, rather than to historical facts or future events. In light of this, the first sentence of this section beginning, “[t]he statements contained in this prospectus that are not purely historical,” appears to be overly broad. Please narrow your statement accordingly or remove it.

The Registration Statement has been amended (page 43) in accordance with the Staff’s comment.

Use of Proceeds, page 38

7.	Please revise footnote 4 on page 39 to include an estimate of the interest to be earned on the trust account over your 21 or (24) month lifespan and the basis for your estimate.

The Registration Statement has been amended in accordance with the Staff’s comment.

Proposed Business, page 50

8.
We note the phrases “significant global network and investing and operating expertise of our management team,” “leading global fixed income capital manager,” “a global network of strong contacts,” and “our Chairman, Chief Executive Officer and President, Gregory H. Sachs, has extensive experience partnering both in the United States and abroad with ‘Blue Chip’ financial institutions, public and private institutional investors and ultra-high-net-worth individuals,” used in the Business Strategy, Management Expertise and Acquisition Sourcing Expertise and Extensive Industry Contracts sections on pages 50-51. Marketing language that cannot be objectively substantiated should be removed. To the extent these statements represent your beliefs, please revise accordingly and state the basis for these beliefs. Please also revise the Summary section on page 1 accordingly.

The Registration Statement has been amended in accordance with the Staff’s comment.

Business Strategy, page 50

9.
We note your disclosure in the second paragraph that you may structure a business combination to acquire less than 100% of the equity interests or assets of the target business, but that you will only consummate the business combination if you will become the controlling stockholder of the target. Please revise to clarify the term “controlling stockholder” to include the anticipated “controlling interest” ownership percentage. Please revise the Summary section on page 1 and the first paragraph of the “Selection of a target business and structuring of our initial business combination” section on page 53 accordingly.

We respectfully advise the Staff that the Company cannot anticipate at this time the ownership percentage it may acquire as a controlling interest of a target company.  The Company intends to acquire 100% of the equity interests or assets of a target company.  However, the Company may issue additional securities as consideration for the transactions, thereby decreasing the percentage ownership of its stockholders in the combined entity.  The amount of securities to be issued in consideration for such transaction cannot be predetermined.  We respectfully advise the Staff that the Registration Statement includes various statements disclosing the possibility that the Company’s stockholders prior to the transaction may in fact hold a minority interest in the combined entity.

10.
Please revise this section to discuss the ways in which you expect your officers and directors will “complement” the operating expertise of a strong, experienced management team of an acquired business.

The Registration Statement has been amended in accordance with the Staff’s comment.

Effecting our initial business combination, page 52

11.
Please reconcile your disclosure in the bullet captioned “Established Companies with Proven Track Records” on page 50 that you intend to acquire established companies with sound historical financial performance with your disclosure in the first paragraph that you may seek a target business that may be financially unstable or in its early stages of development or growth. Please also revise the first paragraph of the “Selection of a target business and structuring of our initial business combination” section on page 53 accordingly.

The Registration Statement has been amended in accordance with the Staff’s comment.

Limitation on redemption or voting rights, page 57

12.
We note the voting limitations described in the second sentence of the first paragraph on page 57. Please tell us if such limitations are permissible under Delaware law, including a discussion of any applicable statutory or case law.

Please note that we have revised the voting limitation to state that the “Excess Shares” will be deemed ineligible to vote. We believe this is acceptable because scaled voting provisions for stockholders of a Delaware corporation, which either eliminate or reduce the voting power of a stockholder based on an extrinsic fact such as the extent of the stockholder’s stock ownership in the corporation, are permitted under the General Corporation Law of the State of Delaware (the “General Corporation Law”) and repeatedly have been held to be valid by the Delaware courts.  Section 212(a) of the General Corporation Law provides that each stockholder is entitled to one vote for each share “unless the corporation’s certificate of incorporation provides otherwise.”  8 Del C. §212(a).   Thus, by its terms, Section 212(a) permits differing voting powers if they are included in the certificate of incorporation.  Moreover, Delaware courts have uniformly held that scaled voting and similar restrictions on the voting rights of stockholders are valid under Section 212(a) of the General Corporation Law.  See, e.g., Providence & Worcester Co. v. Baker, 378 A.2d 121 (Del. 1977) (upholding a provision that reduced the number of votes per share based on the total holdings of the stockholder); Williams v. Geier, C.A. No. 8456 (Del. Ch. May 20, 1987), aff’d, 671 A.2d 1368 (Del. 1996) (upholding a provision in the certificate of incorporation that provided stockholders who held their shares before a recapitalization or who held shares for at least three years would be entitled to ten votes per share, while all other stockholders would only be entitled to one vote per share).   Ultimately, Providence & Worcester, Geier and their progeny clearly establish that Section 212(a) of the General Corporation Law permits a provision in a Delaware corporation’s certificate of incorporation limiting the voting rights of stockholders based on extrinsic facts, such as the extent or length of ownership of shares of the stockholder in the corporation.

Comparison of This Offering to Those of Many Blank Check Companies, page 67

13.	Please revise to include disclosure related to the limitations on redemption and voting rights of stockholders holding 10% of more of the shares sold in the offering.

The Registration Statement has been amended (page 82) in accordance with the Staff’s comment.

Executive Officer and Director Compensation, page 73

14.	Please revise the first sentence of the first paragraph to clarify that none of your executive officers or directors have received any compensation (cash or non-cash) for services rendered.

The Registration Statement has been amended in accordance with the Staff’s comment.

Conflicts of Interest, page 74

15.	Please clarify how the “enterprise value” of a business opportunity will be determined.

The Registration Statement has been amended (page 90) in accordance with the Staff’s comment.

Description of Securities, page 81

Common Stock, page 81

16.
Please reconcile your disclosure in the introductory paragraph of the Description of Securities section on page 81 that you have 250,000,000 shares of authorized common stock with the disclosure in the third paragraph of this section that you have 100,000,000 shares of authorized common stock. We note your certificate of incorporation states that you have 100,000,000 shares of authorized common stock.

We respectfully advise that the Company’s certificate of incorporation shall be amended to increase the number of authorized shares of common stock from 100,000,000 to 250,000,000, which amendment shall be filed simultaneous with the effectiveness of the Registration Statement.  The Registration Statement has been amended (page 98) in accordance with the Staff’s comment.  The Company has filed the form of amended and restated certificate of incorporation with this amendment.

17.
Please revise to disclose any provision which discriminates against any existing or prospective holder of your common stock as a result of such security holder owning a substantial amount of your securities. Refer to Item 202(a)(1)(xi) of Regulation S-K.

The Registration Statement has been amended (page 99) in accordance with the Staff’s comment.

Warrants, page 83

18.	Please include a description of the terms of the warrants that may be issuable to the sponsor upon conversion of working capital loans.

The Registration Statement has been amended (page 104) in accordance with the Staff’s comment.

Public Stockholders’ Warrants, page 83

19.
You state that shares of common stock may be issued upon exercise of warrants on a cashless basis in accordance with Section 3(a)(9) of the Securities Act or another exemption. Please explain why you believe Section 3(a)(9) or another exemption would be available for this type of transaction. In the alternative, please revise to clarify, here and throughout the prospectus, that the warrants will not be exercisable unless you have an effective registration statement and a current prospectus available.

Section 3(a)(9) exempts from registration, “any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange.”

We believe that Section 3(a)(9) exempts from registration the issuance of our common stock upon a cashless exercise of warrants because:

(a)	The securities are exchanged into securities of the same issuer

(b)	The exchange is available only to existing security (warrant) holders of the Issuer

(c)
The terms of the cashless exchange provide that the warrant holder does not pay any commission or other remuneration at the time of the exchange (other than the securities being exchanged) at the time of exchange; and

(d)	The exchange does not involve the payment of compensation for soliciting the exchange.

In particular, we believe that the a cashless exercise of warrants is not considered a payment of consideration because the Division of Corporate Finance, in question 132.12 to its Compliance and Disclosure Interpretations to the Securities Act Rules, stated that the analyses of cashless exercise are similar in Rule 144(d)(3)(x) and Section 3(a)(9) –cashless exercise of warrants would not be considered payment of consideration.

In that regard we believe that the exemption in Section 3(a)(9) is available to the cashless exercise of our warrants, and the common stock issuable upon such exercise would not be restricted.  (The securities received under a Section 3(a)(9) exchange assume the character of the exchanged securities. Compliance and Disclosure Interpretations to the Securities Act Sections Question 125.08.)

Financial Statements, page F -1

Balance Sheet, page F -6

20.	The financial statement presented on page F-6 and entitled “Balance Sheet” appears to be the statement of cash flows. Please revise the title on this page accordingly or advise.

The Registration Statement has been amended in accordance with the Staff’s comment.

Part. II

Item 17. Undertakings

21.	Please delete the undertakings included in paragraph (a) or advise why you have included undertakings related to a Rule 415 offering.

The Registration Statement has been amended in accordance with the Staff’s comment.

Signatures, page 101

22.
Please revise the second half of your signature page to include the signature of your principal financial officer. To the extent Ms. Sibley is also your principal financial officer, please revise to clarify.

The Registration Statement has been amended in accordance with the Staff’s comment.

Exhibit Index, page 102

23.
We note your disclosure in the last paragraph on page 58 that Mr. Sachs has agreed to indemnify you in certain circumstances in order to protect the amounts held in the trust account. Please confirm that such agreement will be filed as a material contract.

The Company hereby confirms such agreement will be filed as a material agreement by amendment.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses.  Should you have any questions concerning the foregoing responses, please contact Stuart Neuhauser, Esq. at (212) 370-1300.

Very truly yours,

SCG FINANCIAL ACQUISITION CORP.

By:	/s/ Gregory H. Sachs
Gregory H. Sachs
Chairman, Chief Executive Officer and President

cc: Ellenoff Grossman & Schole LLP